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APPROXIMATE LOCATION

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Gentile Brewing Company

Brewery

Beverly, MA
Opening hours unavailable
Investment Opportunity
Data Room
Discussion
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THE PITCH
Gentile Brewing Company is seeking investment to improve our brewery function and taproom experience.
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Early Investor Bonus: The investment multiple is increased to 1.7 for the next $20,000 invested.
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INTENDED USE OF FUNDS

We plan to use these funds to improve the customer experience at Gentile Brewing by expanding The Dock outdoor seating, improving the inside ambient noise and increasing brewery efficiency.

Clean up behind the building, level and repave the loading dock to improve safety and accessibility to The Dock
Move mechanical equipment out of the brewery and increase cooling capacity to improve interior ambient noise
Purchase a new pump and grain mill to increase brewery efficiency
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THE TEAM
Paul Gentile
Co-owner

7 years brewery experience before brewery ownership

Started Gentile Brewing in 2015

Always looking for creative ways to improve our beer and customer experience

Christen Gentile
Co-owner

Over 10 years social media/marketing experience

Over 5 years public relations experience

Nearly 15 years pushing Paul to be his best self and supporting him in this dream

Emily Hanson
Taproom Manager

Decades of experience as a bartender

You will come to try the beer, you will come back to see Emily

Keeps the front of house operating smoothly

Caroline LeBlanc
Brewer

Hired green out of college in 2019 with a BS in Chemistry

Smart, fast learner and is making all the beer and making it well

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OUR STORY

Gentile Brewing Company is a family-owned and operated nano craft brewery located north of Boston in Beverly, Massachusetts. Founded in 2015 by Beverly residents Paul and Christen Gentile, we are focused on providing our community with fresh craft beer made with quality ingredients. We believe good beer should be enjoyed and not fussed over. Our beer is made using traditional English-style brewing methods and ingredients. Our product line includes a set of four year-round beers and small batch releases that give us a chance to try out new ideas. Our low ABV year-round beers allow you to enjoy more than one without feeling like you were hit by a truck the next day. Gentile Brewing Company can be easily found in downtown Beverly, steps from the Beverly Depot MBTA station. The building at 59 Park Street was built in 1884 and originally housed Creesy Shoe Factory, among many other manufacturers over its storied 130 plus year history. Our beers pay homage to those who worked and lived in the Beverly community all of those years ago. We hope you'll come visit us soon! Paul & Christen Gentile

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Data Room

Intended Use of Funds

	Target Raise	Maximum Raise
New Equipment	$3,000	
Mainvest Compensation	$3,000	
Move/Upgrade Mechanical Equipment	$20,000	
Improve The Dock	$24,000	
Total	$50,000	

Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$286,000	$306,020	$321,321	$330,960	$339,234
Cost of Goods Sold	$121,000	$129,470	$135,943	$140,021	$143,521
Gross Profit	$165,000	$176,550	$185,378	$190,939	$195,713

EXPENSES

Rent	$24,900	$26,475	$27,136	$27,814	$28,509
Utilities	$9,840	$10,086	$10,338	$10,596	$10,860
Salaries	$82,500	$88,275	$92,688	$95,468	$97,854
Insurance	$6,273	$6,429	$6,589	$6,753	$6,921
Equipment Lease	$922	$945	$968	$992	$1,016
Repairs & Maintenance	$3,075	$3,151	$3,229	$3,309	$3,391
Legal & Professional Fees	$3,444	$3,530	$3,618	$3,708	$3,800
Operating Profit	$34,046	$37,659	$40,812	$42,299	$43,362

This information is provided by Gentile Brewing Company. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents
Investor Agreement
2018 Balance Sheet
2018 Income Statement
2019 Balance Sheet
2019 Income Statement

2020 Balance Sheet
Investment Round Status

$50,000

TARGET

$75,000

MAXIMUM

This investment round closes on March 10, 2021. 0 people have invested so far.

Summary of Terms
Legal Business Name Gentile Brewing Company
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $20,000 invested
1.7×
Investment Multiple 1.6×
Business's Revenue Share 3%-4.5%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date October 1, 2030
Financial Condition
Historical milestones

Gentile Brewing Company has been operating since March 2016 and has since achieved the following milestones:

Opened location in Beverly, MA

Achieved revenue of $125,000 in 2016, which then grew to 260,000 in 2019, an increase of 108%.

Had Cost of Goods Sold (COGS) of $90,000, which represented gross profit margin of $136,000 in 2018. COGS were then $109,000 the following year, which implied gross profit margin of $150,000.

Achieved profit of $136,000 in 2018, which then grew to $150,000 in 2019.

Historical financial performance is not necessarily predictive of future performance.

Forecasted milestones

Gentile Brewing Company forecasts the following milestones:

Achieve $350,000 revenue per year by 2025.

Achieve $250,000 profit per year by 2025.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Gentile Brewing Company's fundraising. However, Gentile Brewing Company may require additional funds from alternate sources at a later date.

Risk Factors
Limited Operating History

Gentile Brewing Company is a newly established entity and has limited history for prospective investors to consider.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Gentile Brewing Company to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Gentile Brewing Company competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Gentile Brewing Company's core business or the inability to compete successfully against the with other competitors could negatively affect Gentile Brewing Company's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Gentile Brewing Company's management or vote on and/or influence any managerial decisions regarding Gentile Brewing Company. Furthermore, if the founders or other key personnel of Gentile Brewing Company were to leave Gentile Brewing Company or become unable to work, Gentile Brewing Company (and your investment) could suffer substantially.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

Changes in Economic Conditions Could Hurt Gentile Brewing Company

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Gentile Brewing Company's financial performance or ability to continue to operate. In the event Gentile Brewing Company ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

The Company Might Need More Capital

Gentile Brewing Company might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Gentile Brewing Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Gentile Brewing Company, and the revenue of Gentile Brewing Company can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Gentile Brewing Company is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Gentile Brewing Company fails to generate enough revenue, you could lose some or all of your money.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Gentile Brewing Company and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Gentile Brewing Company is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Gentile Brewing Company's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Uninsured Losses

Although Gentile Brewing Company will carry some insurance, Gentile Brewing Company may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Gentile Brewing Company could incur an uninsured loss that could damage its business.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in the future.

This information is provided by Gentile Brewing Company. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
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